U. S. Securities and Exchange Commission

                             Washington, D.C. 20549


                                   Form 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                                    FDH, INC.
                  --------------------------------------------
                 (Name of Small Business Issuer in its charter)


        Colorado                                          84-1455326
        --------                                          ----------
State or other jurisdiction of                         IRS Employer ID Number
incorporation or organization

           1050 Seventeenth Street, Suite 1700, Denver, Colorado 80265
           -----------------------------------------------------------
               (Address of principal executive offices) (Zip Code)

                    Issuer's telephone number: (303) 292-3883


           Securities to be registered under Section 12(b) of the Act:

      Title of each class                    Name of each exchange on which
      to be so registered                    each class is to be registered
      -------------------                    ------------------------------
        Not Applicable                                 Not Applicable


Securities to be registered under Section 12(g) of the Act:

                         Common Stock, $0.001 par value
                         ------------------------------
                               (Title of class)

                                     PART I


Item 1.  Description of Business.

General

     FDH, Inc. (the "Company") was incorporated under the laws of the State of Colorado on April 21, 1997, and is in the early developmental and promotional stages. To date the Company's only activities have been organizational ones, directed at developing its business plan and raising its initial capital. The Company has not commenced any commercial operations. The Company has no full-time employees and owns no real estate.

     The Company's business plan is to seek, investigate and, if warranted, acquire one or more properties or businesses and to pursue other related activities intended to enhance shareholder value. The acquisition of a business opportunity may be made by purchase, merger, exchange of stock or otherwise, and may encompass assets or a business entity, such as a corporation, joint venture or partnership. The Company has very limited capital, and it is unlikely that the Company will be able to take advantage of more than one such business opportunity. The Company intends to seek opportunities demonstrating the potential of long-term growth as opposed to short-term earnings.

     At the present time the Company has not identified any business opportunity that it plans to pursue, nor has the Company reached any agreement or definitive understanding with any person concerning an acquisition. The Company's sole officer and director has a number of contacts within the field of corporate finance and is an officer and director of another public shell corporation. As a result, he has had preliminary contacts with representatives of numerous companies concerning the general possibility of a merger or acquisition by a public shell company. However, none of these preliminary contacts or discussions involved the possibility of a merger or acquisition transaction with the Company.

     It is anticipated that the Company's sole executive officer and director will contact broker-dealers and other persons with whom he is acquainted who are involved in corporate finance matters to advise them of the Company's existence and to determine if any companies or businesses they represent have an interest in considering a merger or acquisition with the Company. No assurance can be given that the Company will be successful in finding or acquiring a desirable business opportunity, given the limited funds that are available for acquisitions, or that any acquisition that occurs will be on terms that are favorable to the Company or its stockholders.

     The Company's search will be directed toward small and medium-sized enterprises which have a desire to become public corporations and which are able to satisfy, or anticipate in the reasonably near future being able to satisfy, the minimum asset requirements in order to qualify shares for trading on NASDAQ or a stock exchange. (See "Investigation and Selection of Business Opportunities," below.) The Company anticipates that the business opportunities presented to it will (i) be recently organized with no operating history, or a history of losses attributable to under-capitalization or other factors; (ii) be experiencing financial or operating difficulties; (iii) be in need of funds to develop a new product or service or to expand into a new market; (iv) be relying upon an untested product or marketing concept; or (v) have a combination of the characteristics mentioned in (i) through (iv). The Company intends to concentrate its acquisition efforts on properties or businesses that it believes to be undervalued. Given the above factors, investors should expect that any acquisition candidate may have a history of losses or low profitability.

     The Company does not propose to restrict its search for investment opportunities to any particular geographical area or industry, and may, therefore, engage in essentially any business, to the extent of its limited resources. This includes industries such as service, finance, natural resources, manufacturing, high technology, product development, medical, communications and others. The Company's discretion in the selection of business opportunities is unrestricted, subject to the availability of such opportunities, economic conditions and other factors.

     As a consequence of this registration of its securities, any entity which has an interest in being acquired by, or merging into the Company, is expected to be an entity that desires to become a public company and establish a public trading market for its securities. In connection with such a merger or acquisition, it is highly likely that an amount of stock constituting control of the Company would be issued by the Company or purchased from the current principal shareholders of the Company by the acquiring entity or its affiliates. If stock is purchased from the current shareholders, the transaction is very likely to result in substantial gains to them relative to their purchase price for such stock. In the Company's judgment, its sole executive officer and director would not thereby become an "underwriter" within the meaning of Section 2(11) of the Securities Act of 1933, as amended (the "Securities Act"). The sale of a controlling interest by certain principal shareholders of the Company could occur at a time when other shareholders of the Company, if any, remain subject to restrictions on the transfer of their shares.

     Depending upon the nature of the transaction, the current sole executive officer and director of the Company may resign his management positions with the Company in connection with the Company's acquisition of a business opportunity. (See "Form of Acquisition" and "Risk Factors - Lack of Continuity in Management," below.) In the event of such resignations, the Company's current management would not have any control over the conduct of the Company's business following the Company's combination with a business opportunity.

     It is anticipated that business opportunities will come to the Company's attention from various sources, including its sole executive officer and director, its other stockholders, professional advisors such as attorneys and accountants, securities broker-dealers, venture capitalists, members of the financial community and others who may present unsolicited proposals. The Company has no plans, understandings, agreements or commitments with any individual for such person to act as a finder of opportunities for the Company.

     The Company does not foresee that it would enter into a merger or acquisition transaction with any business with which its sole executive officer and director is currently affiliated. Should the Company determine in the future, contrary to foregoing expectations, that a transaction with an affiliate would be in the best interests of the Company and its stockholders, the Company is in general permitted by Colorado law to enter into such a transaction if:

1. The material facts as to the relationship or interest of the affiliate and as to the contract or transaction are disclosed or are known to the Board of Directors, and the Board in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors constitute less than a quorum; or

2. The material facts as to the relationship or interest of the affiliate and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or

3. The contract or transaction is fair as to the Company as of the time it is authorized, approved or ratified by the Board of Directors or the stockholders.

Investigation and Selection of Business Opportunities

     To a large extent, a decision to participate in a specific business opportunity may be made upon management's analysis of the quality of the other company's management and personnel, the anticipated acceptability of new products or marketing concepts, the merit of technological changes, the perceived benefit the company will derive from becoming a publicly held entity and numerous other factors which are difficult, if not impossible, to analyze through the application of any objective criteria. In many instances, it is anticipated that the historical operations of a specific business opportunity may not necessarily be indicative of the potential for the future because of the possible need to shift marketing approaches substantially, expand significantly, change product emphasis, change or substantially augment management or make other changes. The Company will be dependent upon the owners of a business opportunity to identify any such problems which may exist and to implement, or be primarily responsible for the implementation of, required changes. Because the Company may participate in a business opportunity with a newly organized firm or with a firm which is entering a new phase of growth, it should be emphasized that the Company will incur further risks, because management in many instances will not have proved its abilities or effectiveness, the eventual market for such company's products or services will likely not be established and such company may not be profitable when acquired.

     It is anticipated that the Company will not be able to diversify, but will essentially be limited to one such venture because of the Company's limited financing. This lack of diversification will not permit the Company to offset potential losses from one business opportunity against profits from another, and should be considered an adverse factor affecting any decision to purchase the Company's securities.

     It is emphasized that management of the Company may effect transactions having a potentially adverse impact upon the Company's shareholders pursuant to the authority and discretion of the Company's management to complete acquisitions without submitting any proposal to the stockholders for their consideration. Holders of the Company's securities should not anticipate that the Company necessarily will furnish such holders, prior to any merger or acquisition, with financial statements, or any other documentation, concerning a target company or its business. In some instances, however, the proposed participation in a business opportunity may be submitted to the stockholders for their consideration, either voluntarily by the director to seek the stockholders' advice and consent or because state law so requires.

     The analysis of business opportunities will be undertaken by or under the supervision of the Company's President, who is not a professional business analyst. (See Item 5, "Directors, Executive Officers, Promoters and Control Persons.") Although there are no current plans to do so, Company management might hire an outside consultant to assist in the investigation and selection of business opportunities, and might pay a finder's fee. Since Company management has no current plans to use any outside consultants or advisors to assist in the investigation and selection of business opportunities, no policies have been adopted regarding use of such consultants or advisors, the criteria to be used in selecting such consultants or advisors, the services to be provided, the term of service or regarding the total amount of fees that may be paid. However, because of the limited resources of the Company, it is likely that any such fee the Company agrees to pay would be paid in stock and not in cash. Otherwise, the Company anticipates that it will consider, among other things, the following factors:

1. Potential for growth and profitability, indicated by new technology, anticipated market expansion or new products;

2. The Company's perception of how any particular business opportunity will be received by the investment community and by the Company's stockholders;

3. Whether, following the business combination, the financial condition of the business opportunity would be, or would have a significant prospect in the foreseeable future of becoming sufficient to enable the securities of the Company to qualify for listing on an exchange or on a national automated securities quotation system, such as NASDAQ, so as to permit the trading of such securities to be exempt from the requirements of Rule 15c2-6 recently adopted by the Securities and Exchange Commission. See "Risk Factors - Regulation of Penny Stocks;"

4. Capital requirements and anticipated availability of required funds to be provided by the Company or from operations, through the sale of additional securities, through joint ventures or similar arrangements or from other sources;

5. The extent to which the business opportunity can be advanced;

6. Competitive position as compared to other companies of similar size and experience within the industry segment as well as within the industry as a whole;

7. Strength and diversity of existing management, or management prospects that are scheduled for recruitment;

8. The cost of participation by the Company as compared to the perceived tangible and intangible values and potential; and

9. The accessibility of required management expertise, personnel, raw materials, services, professional assistance and other required items.

     In order to be included in NASDAQ's SmallCap Market, a company must satisfy the requirements described below. A company must meet one or more of the following three requirements: (i) net tangible assets of $4 million ($2 million for continued inclusion), (ii) have a market capitalization of $50 million ($35 million for continued inclusion), or (iii) have net income (in the latest fiscal year or 2 of the last 3 fiscal years) of $750,000 ($500,000 for continued inclusion). In addition, a company must also satisfy the following requirements:
(i) 1 million shares in the public float (500,000 for continued inclusion), (ii) $5 million of market value of the public float ($1 million for continued inclusion), (iii) a minimum bid price of $4 ($1 for continued inclusion), (iv) 3 market makers (2 for continued inclusion), (v) 300 (round lot) shareholders,
(vi) an operating history of 1 year or market capitalization of $50 million, and
(vii) certain corporate governance standards. Many, and perhaps most, of the business opportunities that might be potential candidates for a combination with the Company would not satisfy the NASDAQ listing criteria.

     No one of the factors described above will be controlling in the selection of a business opportunity, and management will attempt to analyze all factors appropriate to each opportunity and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. Potential investors must recognize that, because of the Company's limited capital available for investigation and management's limited experience in business analysis, the Company may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

     The Company is unable to predict when it may participate in a business opportunity. It expects, however, that the analysis of specific proposals and the selection of a business opportunity may take several months or more.

     Prior to making a decision to participate in a business opportunity, the Company will generally request that it be provided with written materials regarding the business opportunity containing such items as a description of products, services and company history; management resumes; financial information; available projections, with related assumptions upon which they are based; an explanation of proprietary products and services; evidence of existing patents, trademarks or service marks, or rights thereto; present and proposed forms of compensation to management; a description of transactions between such company and its affiliates during relevant periods; a description of present and required facilities; an analysis of risks and competitive conditions; a
financial  plan  of  operation  and  estimated  capital  requirements;   audited
financial  statements,  or  if  they  are  not  available,  unaudited  financial statements, together with reasonable assurances that audited financial statements would be able to be produced within a reasonable period of time not to exceed 60 days following completion of a merger transaction; and other information deemed relevant.

     As part of the Company's investigation, the Company's executive officer and director may meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check references of management and key personnel and take other reasonable investigative measures, to the extent of the Company's limited financial resources and management expertise.

     It is possible that the range of business opportunities that might be available for consideration by the Company could be limited by the impact of Securities and Exchange Commission regulations regarding purchase and sale of "penny stocks." The regulations would affect, and possibly impair, any market that might develop in the Company's securities until such time as they qualify for listing on NASDAQ or on another exchange which would make them exempt from applicability of the "penny stock" regulations. See "Risk Factors - Regulation of Penny Stocks."

     Company management believes that various types of potential merger or acquisition candidates might find a business combination with the Company to be attractive. These include acquisition candidates desiring to create a public market for their shares in order to enhance liquidity for current shareholders, acquisition candidates which have long-term plans for raising capital through the public sale of securities and which believe that the possible prior existence of a public market for their securities would be beneficial and acquisition candidates which plan to acquire additional assets through issuance of securities rather than for cash, and which believe that the possibility of development of a public market for their securities will be of assistance in that process. Acquisition candidates which have a need for an immediate cash infusion are not likely to find a potential business combination with the Company to be an attractive alternative.

Form of Acquisition

     It is impossible to predict the manner in which the Company may participate in a business opportunity. Specific business opportunities will be reviewed as well as the respective needs and desires of the Company and the promoters of the opportunity and, upon the basis of that review and the relative negotiating strength of the Company and such promoters, the legal structure or method deemed by management to be suitable will be selected. Such structure may include, but is not limited to leases, purchase and sale agreements, licenses, joint ventures and other contractual arrangements. The Company may act directly or indirectly through an interest in a partnership, corporation or other form of organization. Implementing such structure may require the merger, consolidation or reorganization of the Company with other corporations or forms of business organization, and although it is likely, there is no assurance that the Company would be the surviving entity. In addition, the present management and stockholders of the Company most likely will not have control of a majority of the voting shares of the Company following a reorganization transaction. As part of such a transaction, the Company's existing director may resign and new directors may be appointed without any vote by stockholders.

     It is likely that the Company will acquire its participation in a business opportunity through the issuance of common stock ("Common Stock") or other securities of the Company. Although the terms of any such transaction cannot be predicted, it should be noted that in certain circumstances the criteria for determining whether or not an acquisition is a so-called "tax free" reorganization under the Internal Revenue Code of 1986 (the "Internal Revenue Code") depends upon the issuance to the stockholders of the acquired company of a controlling interest (i.e. 80% or more) of the common stock of the combined entities immediately following the reorganization. If a transaction were structured to take advantage of these provisions rather than other "tax free" provisions provided under the Internal Revenue Code, the Company's current stockholders would retain in the aggregate 20% or less of the total issued and outstanding shares. This could result in substantial additional dilution in the equity of those who were stockholders of the Company prior to such reorganization. Any such issuance of additional shares might also be done simultaneously with a sale or transfer of shares representing a controlling interest in the Company by the current sole executive officer and director and principal shareholders. See "General," above.

     It is anticipated that any new securities issued in any reorganization would be issued in reliance upon exemptions, if any are available, from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of the transaction, the Company may agree to register such securities either at the time the transaction is consummated, or under certain conditions or at specified times thereafter. The issuance of substantial additional securities and their potential sale into any trading market that might develop in the Company's securities may have a depressive effect upon such market.

     The Company will participate in a business opportunity only after the negotiation and execution of a written agreement. Although the terms of such agreement cannot be predicted, generally such an agreement would require specific representations and warranties by all of the parties thereto, specify certain events of default, detail the terms of closing and the conditions which must be satisfied by each of the parties thereto prior to such closing, outline the manner of bearing costs if the transaction is not closed, set forth remedies upon default and include miscellaneous other terms.

     As a general matter, the Company anticipates that it, and/or its sole executive officer and principal shareholders will enter into a letter of intent with the management, principals or owners of a prospective business opportunity prior to signing a binding agreement. Such a letter of intent will set forth the terms of the proposed acquisition but will not bind any of the parties to consummate the transaction. Execution of a letter of intent will by no means indicate that consummation of an acquisition is probable. Neither the Company nor any of the other parties to the letter of intent will be bound to consummate the acquisition unless and until a definitive agreement concerning the acquisition as described in the preceding paragraph is executed. Even after a definitive agreement is executed, it is possible that the acquisition would not be consummated should any party elect to exercise any right provided in the agreement to terminate it on specified grounds.

     It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others. If a decision is made not to participate in a specific business opportunity, the costs theretofore incurred in the related investigation would not be recoverable. Moreover, because many providers of goods and services require compensation at the time or soon after the goods and services are provided, the inability of the Company to pay until an indeterminate future time may make it impossible to procure goods and services.

Investment Company Act and Other Regulation

     The Company may participate in a business opportunity by purchasing, trading or selling the securities of such business. The Company does not, however, intend to engage primarily in such activities. Specifically, the Company intends to conduct its activities so as to avoid being classified as an "investment company" under the Investment Company Act of 1940 (the "Investment Act"), and therefore to avoid application of the costly and restrictive registration and other provisions of the Investment Act and the regulations promulgated thereunder.

     Section 3(a) of the Investment Act contains the definition of an "investment company," and it excludes any entity that does not engage primarily in the business of investing, reinvesting or trading in securities, or that does not engage in the business of investing, owning, holding or trading "investment securities" (defined as "all securities other than government securities or securities of majority-owned subsidiaries") the value of which exceeds 40% of the value of its total assets (excluding government securities, cash or cash items). The Company intends to implement its business plan in a manner which will result in the availability of this exception from the definition of "investment company." Consequently, the Company's participation in a business or opportunity through the purchase and sale of investment securities will be limited.

     The Company's plan of business may involve changes in its capital structure, management, control and business, especially if it consummates a reorganization as discussed above. Each of these areas is regulated by the Investment Act, in order to protect purchasers of investment company securities. Since the Company will not register as an investment company, stockholders will not be afforded these protections.

     Any securities which the Company might acquire in exchange for its Common Stock are expected to be "restricted securities" within the meaning of the Securities Act. If the Company elects to resell such securities, such sale cannot proceed unless a registration statement has been declared effective by the Securities and Exchange Commission or an exemption from registration is available. Section 4(1) of the Securities Act, which exempts sales of securities not involving a distribution, would in all likelihood be available to permit a private sale. Although the plan of operation does not contemplate resale of securities acquired, if such a sale were to be necessary, the Company would be required to comply with the provisions of the Securities Act to effect such resale.

     An acquisition made by the Company may be in an industry which is regulated or licensed by federal, state or local authorities. Compliance with such regulations can be expected to be a time-consuming and expensive process.

Competition

     The Company expects to encounter substantial competition in its efforts to locate attractive opportunities, primarily from business development companies, venture capital partnerships and corporations, venture capital affiliates of large industrial and financial companies, small investment companies and wealthy individuals. Many of these entities will have significantly greater experience, resources and managerial capabilities than the Company and will therefore be in a better position than the Company to obtain access to attractive business opportunities. The Company also will experience competition from other public "blind pool" companies, many of which may have more funds available than does the Company.

Administrative Offices

     The Company currently maintains a mailing address at 1050 Seventeenth Street, Suite 1700, Denver, Colorado 80265, which is the office address of its legal counsel. The Company's telephone number is (303) 292-3883. Other than this mailing address, the Company does not currently maintain any other office facilities, and does not anticipate the need for maintaining office facilities at any time in the foreseeable future. The Company pays no rent or other fees for the use of this mailing address.

Employees

     The Company is a development stage company and currently has no employees. Management of the Company expects to use consultants, attorneys and accountants as necessary, and does not anticipate a need to engage any full-time employees so long as it is seeking and evaluating business opportunities. The need for employees and their availability will be addressed in connection with the decision of whether or not to acquire or participate in specific business opportunities. Although there is no current plan with respect to its nature or amount, remuneration may be paid to or accrued for the benefit of, the Company's sole executive officer prior to, or in conjunction with, the completion of a business acquisition. See Item 6, "Executive Compensation" and Item 7, "Certain Relationships and Related Transactions."

Risk Factors

     Conflicts of Interest. Certain conflicts of interest exist between the Company and its sole executive officer and director. He has other business interests to which he devotes his attention, and he may be expected to continue to do so although management time should be devoted to the business of the Company. As a result, conflicts of interest may arise that can be resolved only through his exercise of such judgment as is consistent with his fiduciary duties to the Company. See Item 5, "Directors, Executive Officers, Promoters and Control Persons--Biographical Information and--Conflicts of Interest."

     The sole executive officer and director and the other shareholders of the Company are officers, directors and/or principal shareholders of other blank check companies and, therefore, could face conflicts of interest with respect to potential acquisitions. In addition, the sole executive officer and director and the other shareholders of the Company may in the future participate in business ventures which could be deemed to compete directly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the future in the event the Company's sole executive officer and director or its other shareholders are involved in the management of any firm with which the Company transacts business. The Company's Board of Directors has adopted a policy that the Company will not seek a merger with, or acquisition of, any entity in which management serves as an officer or director, or in which he or his family members own or hold a controlling ownership interest. Although the sole director of the Company could elect to change this policy, he has no present intention to do so. In addition, if the Company and any other blank check company with which the Company's sole executive officer and director is affiliated both desire to take advantage of a potential business opportunity, then the sole director of the Company has determined that said opportunity should be available to each such company in the order in which such companies registered or became current in the filing of annual reports under the Securities Exchange Act of 1934 (the "Exchange Act") subsequent to January 1, 1997. See Item 5, "Directors, Executive Officers, Promoters and Control Persons -- Biographical Information."

     The Company's sole executive officer and director may elect, in the future, to form one or more additional public shell companies with a business plan similar or identical to that of the Company. Any such additional public shell companies would also be in direct competition with the Company for available business opportunities. See Item 5, "Directors, Executive Officers, Promoters and Control Persons - Conflicts of Interest."

     It is anticipated that the Company's sole executive officer and director may actively negotiate or otherwise consent to the purchase of a portion of his Common Stock as a condition to, or in connection with, a proposed merger or acquisition transaction. In this process, the Company's President may consider his own personal pecuniary benefit rather than the best interests of other Company shareholders, and the other Company shareholders are not expected to be afforded the opportunity to approve or consent to any particular stock buy-out transaction. See Item 5, "Directors, Executive Officers, Promoters and Control Persons - Conflicts of Interest."

     Possible Need For Additional Financing. The Company has very limited funds, and such funds may not be adequate to take advantage of any available business opportunities. Even if the Company's funds prove to be sufficient to acquire an interest in, or complete a transaction with, a business opportunity, the Company may not have enough capital to exploit the opportunity. The ultimate success of the Company may depend upon its ability to raise additional capital. The Company has not investigated the availability, source or terms that might govern the acquisition of additional capital and will not do so until it determines a need for additional financing. If additional capital is needed, there is no assurance that funds will be available from any source or, if available, that they can be obtained on terms acceptable to the Company. If not available, the Company's operations will be limited to those that can be financed with its modest capital.

     Regulation of Penny Stocks. The Company's securities, when available for trading, will be subject to a Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers who sell such securities to persons other than established customers or accredited investors. For purposes of the rule, the phrase "accredited investors" means, in general terms, institutions with assets in excess of $5,000,000 or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse's income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and also may affect the ability of the Company's shareholders to sell their securities in any market that might develop therefor.

     In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks." Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6 and 15g-7 under the Exchange Act. Because the securities of the Company may constitute "penny stocks" within the meaning of the rules, the rules would apply to the Company and to its securities. The rules may further affect the ability of owners of Common Stock to sell the securities of the Company in any market that might develop for them.

     Shareholders should be aware that, according to Securities and Exchange Commission Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and
(v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. The Company's management is aware of the abuses that have occurred historically in the penny stock market. Although the Company does not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to the Company's securities.

     No Operating History. The Company was formed in April 1997 for the purpose of registering its Common Stock under the Exchange Act and acquiring a business opportunity. The Company has no operating history, revenues from operations or assets other than cash from private sales of stock. The Company faces all of the risks of a new business and the special risks inherent in the investigation, acquisition or involvement in a new business opportunity. The Company must be regarded as a new or "start-up" venture with all of the unforeseen costs, expenses, problems and difficulties to which such ventures are subject.

     No Assurance of Success or Profitability. There is no assurance that the Company will acquire a favorable business opportunity. Even if the Company should become involved in a business opportunity, there is no assurance that it will generate revenues or profits, or that the market price of the Company's Common Stock will be increased thereby.

     Possible Business - Not Identified and Highly Risky. The Company has not identified and has no commitments to enter into or acquire a specific business opportunity and therefore can disclose the risks and hazards of a business or opportunity that it may enter into in only a general manner, and cannot disclose the risks and hazards of any specific business or opportunity that it may enter into. An investor can expect a potential business opportunity to be quite risky. The Company's acquisition of or participation in a business opportunity will likely be highly illiquid and could result in a total loss to the Company and its stockholders if the business or opportunity proves to be unsuccessful. See "--General," above.

     Type of Business  Acquired.  The type of business to be acquired may be one that desires to avoid effecting its own public offering and the accompanying expense, delays, uncertainties and federal and state requirements which purport to protect investors. Because of the Company's limited capital, it is more likely than not that any acquisition by the Company will involve other parties whose primary interest is the acquisition of control of a publicly traded company. Moreover, any business opportunity acquired may be currently unprofitable or present other negative factors.

     Impracticability of Exhaustive Investigation. The Company's limited funds and the lack of full-time management will likely make it impracticable to conduct a complete and exhaustive investigation and analysis of a business opportunity before the Company commits its capital or other resources thereto.
Management decisions, therefore, will likely be made without detailed feasibility studies, independent analysis, market surveys and the like which, if the Company had more funds available to it, would be desirable. The Company will be particularly dependent in making decisions upon information provided by the promoter, owner, sponsor or others associated with the business opportunity seeking the Company's participation. A significant portion of the Company's available funds may be expended for investigative expenses and other expenses related to preliminary aspects of completing an acquisition transaction, whether or not any business opportunity investigated is eventually acquired.

     Lack of Diversification. Because of the Company's limited financial resources, it is unlikely that the Company will be able to diversify its acquisitions or operations. The Company's probable inability to diversify its activities into more than one area will subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

     Possible Reliance upon Unaudited Financial Statements. The Company generally will require audited financial statements from companies that it proposes to acquire. No assurance can be given, however, that audited financials will be available to the Company. In cases where audited financials are unavailable, the Company will have to rely upon unaudited information received from target companies' management that has not been verified by outside auditors. The lack of the type of independent verification which audited financial statements would provide increases the risk that the Company, in evaluating an acquisition with such a target company, will not have the benefit of full and accurate information about the financial condition and operating history of the target company. This risk increases the prospect that the acquisition of such a company might prove to be an unfavorable one for the Company or the holders of the Company's securities.

     Moreover, the Company will be subject to the reporting provisions of the Exchange Act, and thus will be required to furnish certain information about significant acquisitions, including audited financial statements for any business that it acquires. Consequently, acquisition prospects that do not have, or are unable to provide reasonable assurances that they will be able to obtain, the required audited financial statements would not be considered by the Company to be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable. Should the Company, during the time it remains subject to the reporting provisions of the Exchange Act, complete an acquisition of an entity for which audited financial statements prove to be unobtainable, the Company would be exposed to enforcement actions by the Securities and Exchange Commission (the "Commission") and to corresponding administrative sanctions, including permanent injunctions against the Company and its management. The legal and other costs of defending a Commission enforcement action would have material, adverse consequences for the Company and its business. The imposition of administrative sanctions would subject the Company to further adverse consequences.

     In addition, the lack of audited financial statements would prevent the securities of the Company from becoming eligible for listing on NASDAQ, or on any existing stock exchange. Moreover, the lack of such financial statements is likely to discourage broker-dealers from becoming or continuing to serve as market makers in the securities of the Company. Without audited financial statements, the Company would almost certainly be unable to offer securities under a registration statement pursuant to the Securities Act, and the ability of the Company to raise capital would be significantly limited until such financial statements were to become available.

     Other Regulation. An acquisition made by the Company may be of a business that is subject to regulation or licensing by federal, state or local authorities. Compliance with such regulations and licensing can be expected to be a time-consuming, expensive process and may limit other investment opportunities of the Company.

     Dependence upon Management; Limited Participation of Management. The Company currently has a single individual who is serving as its sole executive officer and director. The Company will be heavily dependent upon his skills, talents and abilities to implement its business plan, and may, from time to time, find that the inability of the sole executive officer and director to devote his full time and attention to the business of the Company results in a delay in progress toward implementing its business plan. Furthermore, since one individual is serving as the sole executive officer and director of the Company, it will be entirely dependent upon his experience in seeking, investigating and acquiring a business and in making decisions regarding the Company's operations. (See Item 5, "Directors, Executive Officers, Promoters and Control Persons.") Because investors will not be able to evaluate the merits of possible business acquisitions by the Company, they should critically assess the information concerning the Company's sole executive officer and director.

     Lack of Continuity in Management. The Company does not have an employment agreement with its sole executive officer and director and, as a result, there is no assurance that he will continue to manage the Company in the future. In connection with the acquisition of a business opportunity, it is likely that the current sole executive officer and director of the Company may resign. A decision to resign will be based upon the identity of the business opportunity and the nature of the transaction, and is likely to occur without the vote or consent of the stockholders of the Company.

     Indemnification of Officers and Directors. The Company's Articles of Incorporation provide for the indemnification of its directors, officers, employees and agents, under certain circumstances, against attorney's fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on behalf of the Company. The Company will also bear the expenses of such litigation for any of its directors, officers, employees or agents, upon such person's promise to repay the Company therefor if it is ultimately determined that any such person shall not have been entitled to indemnification. This indemnification policy could result in substantial expenditures by the Company which it will be unable to recoup.

     Director's Liability Limited. The Company's Articles of Incorporation exclude personal liability of its directors to the Company and its stockholders for monetary damages for breach of fiduciary duty except in certain specified circumstances. Accordingly, the Company will have a much more limited right of action against its directors than otherwise would be the case. This provision does not affect the liability of any director under federal or applicable state securities laws.

     Dependence upon Outside Advisors. To supplement the business experience of its sole executive officer and director, the Company may be required to employ accountants, technical experts, appraisers, attorneys or other consultants or advisors. The selection of any such advisors will be made by the Company's President without any input from stockholders. Furthermore, it is anticipated that such persons may be engaged on an "as needed" basis without a continuing fiduciary or other obligation to the Company. In the event the President of the Company considers it necessary to hire outside advisors, he may elect to hire persons who are affiliates, if they are able to provide the required services.

     Leveraged Transactions. There is a possibility that any acquisition of a business opportunity by the Company may be leveraged, i.e., the Company may finance the acquisition of the business opportunity by borrowing against the assets of the business opportunity to be acquired, or against the projected future revenues or profits of the business opportunity. This could increase the Company's exposure to larger losses. A business opportunity acquired through a leveraged transaction is profitable only if it generates enough revenues to cover the related debt and expenses. Failure to make payments on the debt incurred to purchase the business opportunity could result in the loss of a portion or all of the assets acquired. There is no assurance that any business opportunity acquired through a leveraged transaction will generate sufficient revenues to cover the related debt and expenses.

     Competition. The search for potentially profitable business opportunities is intensely competitive. The Company expects to be at a disadvantage when competing with many firms that have substantially greater financial and management resources and capabilities than the Company. These competitive conditions will exist in any industry in which the Company may become interested.

     No Foreseeable Dividends. The Company has not paid dividends on its Common Stock and does not anticipate paying such dividends in the foreseeable future.

     Loss of Control by Present Management and Stockholders. The Company may consider an acquisition in which the Company would issue as consideration for the business opportunity to be acquired an amount of the Company's authorized but unissued Common Stock that would, upon issuance, represent the great majority of the voting power and equity of the Company. The result of such an acquisition would be that the acquired company's stockholders and management would control the Company, and the Company's management could be replaced by persons unknown at this time. Such a merger would result in a greatly reduced percentage of ownership of the Company by its current shareholders. In addition, the Company's President could sell his control block of stock at a premium price to the acquired company's stockholders.

     No Public Market Exists. There is no public market for the Company's Common Stock, and no assurance can be given that a market will develop or that a shareholder ever will be able to liquidate his investment without considerable delay, if at all. If a market should develop, the price may be highly volatile. Factors such as those discussed in this "Risk Factors" section may have a significant impact upon the market price of the securities. Owing to the low price of the securities, many brokerage firms may not be willing to effect transactions in the securities. Even if a purchaser finds a broker willing to effect a transaction in these securities, the combination of brokerage commissions, state transfer taxes, if any, and any other selling costs may exceed the selling price. Further, many lending institutions will not permit the use of such securities as collateral for any loans.

     Rule 144 Sales. All of the outstanding shares of Common Stock held by present stockholders are "restricted securities" within the meaning of Rule 144 under the Securities Act. As restricted shares, these shares may be resold only pursuant to an effective registration statement or under the requirements of Rule 144 or other applicable exemptions from registration under the Securities Act and as required under applicable state securities laws. Rule 144 provides in essence that a person who has held restricted securities for a prescribed period may, under certain conditions, sell every three months, in brokerage transactions, a number of shares that does not exceed the greater of 1% of a company's outstanding common stock or the average weekly trading volume during the four calendar weeks prior to the sale. There is no limit on the amount of restricted securities that may be sold by a nonaffiliate after the restricted securities have been held by the owner for a period of two years. A sale under Rule 144 or under any other exemption from the Securities Act, if available, or pursuant to subsequent registrations of shares of Common Stock of present stockholders, may have a depressive effect upon the price of the Common Stock in any market that may develop. An aggregate of 1,500,000 shares of Common Stock held by present stockholders of the Company will become available for resale under Rule 144 90 days after the Company registers its Common Stock under
Section 12(g) of the Exchange Act, subject to applicable volume restrictions under Rule 144.

     Blue Sky Considerations. Because the securities registered hereunder have not been registered for resale under the blue sky laws of any state, the holders of such shares and persons who desire to purchase them in any trading market that might develop in the future, should be aware that there may be significant state blue-sky law restrictions upon the ability of investors to sell the securities and of purchasers to purchase the securities. Some jurisdictions may not under any circumstances allow the trading or resale of blind-pool or "blank-check" securities. Accordingly, investors should consider the secondary market for the Company's securities to be a limited one.

Item 2.  Management's Discussion and Analysis or Plan of Operation.

Liquidity and Capital Resources

     The Company remains in the development stage and, since inception, has experienced no significant change in liquidity or capital resources or stockholders' equity other than the receipt of net cash proceeds in the amount of $1,500 from the sale of stock to its three existing shareholders. Consequently, the Company's balance sheet for the period of April 21, 1997 (inception) through April 30, 1998, reflects current assets of $2,002 in the form of cash, and no other assets.

     The Company will carry out its plan of business as discussed above. The Company cannot predict to what extent its liquidity and capital resources will be diminished prior to the consummation of a business combination or whether its capital will be further depleted by the operating losses (if any) of the business entity which the Company may eventually acquire.

Results of Operations

     During the period from April 21, 1997 (inception) through April 30, 1998, the Company has engaged in no significant operations other than organizational activities, acquisition of capital and preparation for registration of its securities under the Exchange Act. No revenues were received by the Company during this period.

     For the current fiscal year, the Company anticipates incurring a loss as a result of organizational expenses, expenses associated with registration under the Exchange Act and expenses associated with locating and evaluating acquisition candidates. The Company anticipates that until a business combination is completed with an acquisition candidate, it will not generate revenues other than interest income, and may continue to operate at a loss after completing a business combination, depending upon the performance of the acquired business.

Need for Additional Financing

     The Company believes that its existing capital will be insufficient to meet the Company's cash needs for the next 12 months or to complete a business transaction. The sole executive officer and director of the Company has advised that he will pay certain costs and expenses of the Company from his personal funds as interest free loans. There has been no specific agreement upon a dollar cap of any such loans. Further, the Company's sole executive officer and director recognizes that the only opportunity to have these loans repaid will be from a prospective merger or acquisition candidate and has agreed that the repayment of any loans made on behalf of the Company will not impede, or be made conditional in any manner, on consummation of a proposed transaction. If the prospective merger or acquisition candidate has insufficient capital with which to repay any such loans or advances, or does not want to use its capital to repay any such loans or advances, the Company's sole executive officer and director may be required to convert such loans or advances into stock. The Company's sole executive officer and director may under such circumstances agree to convert any such advances or loans into stock in whole or in part rather than being repaid by the acquisition candidate. Further, the Company's sole executive officer and director may desire to convert such advances or loans into stock, even if the prospective merger or acquisition candidate is willing to repay such loans or advances, in which case the equity ownership of other shareholders would be diluted. Once a business combination is completed, the Company's needs for additional financing are likely to increase substantially.

     No commitments to provide additional funds have been made by management or other stockholders. Accordingly, there can be no assurance that any additional funds will be available to the Company to allow it to cover its expenses.

     Irrespective of whether the Company's cash assets prove to be inadequate to meet the Company's operational needs, the Company might seek to compensate providers of services by issuances of stock in lieu of cash. For information as to the Company's policy in regard to payment for consulting services, see Item 7, "Certain Relationships and Related Transactions."

Item 3.  Description of Property.

     The Company does not currently maintain an office or any other facilities. It does currently maintain a mailing address at 1050 Seventeenth Street, Suite 1700, Denver, Colorado 80265, which is the office address of its legal counsel. The Company pays no rent for the use of this mailing address. The Company does not believe that it will need to maintain an office at any time in the foreseeable future in order to carry out its plan of operations described herein. The Company's telephone number is (303) 292-3883.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

     The following table sets forth, as of the date of this Registration Statement, the number of shares of Common Stock owned of record and beneficially by its sole executive officer and director and persons who hold 5% or more of the outstanding Common Stock of the Company. Also included are the shares held by all executive officers and directors as a group (one person).

                                           Number of
                                           Shares Owned            Percent of
       Name and Address                    Beneficially           Class Owned
       ----------------                    ------------           -----------
Frederick A. Huttner(1)
13634 Taylor Crest Road
Houston, Texas  77079                        1,000,000               33-1/3%

Henry F. Schlueter
1050 Seventeenth Street, Suite 1700
Denver, Colorado  80265                      1,000,000               33-1/3%

David Gregarek
71 Spyglass Drive
Littleton, Colorado  80123                   1,000,000               33-1/3%

All directors and executive
officers as a group (1 person)               1,000,000               33-1/3%
--------------------------------

(1) The person listed is the sole executive officer and director of the Company.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

     The sole director and executive officer currently serving the Company is as follows:

       Name                   Age            Positions Held and Tenure
       ----                   ---            -------------------------

Frederick A. Huttner           52       President, Secretary, Treasurer,
                                        and Director since April 1997

     The director named above will serve until his successor has been duly elected and qualified. Directors will be elected for one-year terms at the annual stockholders' meeting. Officers will hold their positions at the pleasure of the Board of Directors, absent any employment agreement, of which none currently exists or is contemplated. There is no arrangement or understanding between the sole executive officer and director of the Company and any other person pursuant to which any officer or director was or is to be selected as a director or officer.

     The sole director and executive officer of the Company will devote his time to the Company's affairs on an "as needed" basis. As a result, the actual amount of time which he will devote to the Company's affairs is unknown and is likely to vary substantially from month to month.

Biographical Information

     Frederick A. Huttner has served as President, Secretary, Treasurer and sole director of the Company since April 1997. Since 1981, Mr. Huttner has been the President and sole shareholder of Huttner and Company, which provides consulting services to emerging businesses. From 1992 to 1994, he also served as the controller for Orange Broussards School. Mr. Huttner received his Bachelor of Arts degree in accounting from New York University and is a member of the American Institute of Certified Public Accountants. Mr. Huttner is a director of Applied Voice Recognition, Inc., an Exchange Act reporting company. Mr. Huttner also has served on the Boards of Directors of the following blank check companies:

     JNS Marketing, Inc. ("JNS") conducted its initial public offering in July 1984 and raised gross proceeds of $283,320 through the sale of 283,320 units at $1.00 per unit, with each unit consisting of one share of common stock and two warrants to purchase common stock. From inception through the fiscal year ended September 30, 1988, JNS was engaged in the business of searching for and obtaining, on a buyout basis or a right to market basis, products to be sold to the general public primarily through the television media. Since 1989, JNS has not engaged in any business or had any revenues, and its sole activity has been to seek to acquire assets of or an interest in a company or venture actively engaged in a business generating revenues or having immediate prospects of generating revenues. JNS is an Exchange Act reporting company. Mr. Huttner has served as treasurer and a director of JNS since August 6, 1997.

     Parkway Capital Corporation ("Parkway") conducted its initial public offering in February 1988 and raised gross proceeds of $200,000 through the sale of 20,000,000 units at $0.01 per unit, each unit consisting of one share of common stock and two warrants to purchase common stock. In October 1994, Parkway was merged into QCS Corporation, which currently trades on the NASDAQ Bulletin Board under the symbol QCSC. Mr. Huttner was a director of Parkway from February 1987 until his resignation in October 1992.

Indemnification of Officers and Directors

     As permitted by Colorado law, the Company's Articles of Incorporation provide that the Company will indemnify its directors and officers against expenses and liabilities they incur to defend, settle or satisfy any civil or criminal action brought against them on account of their being or having been Company directors or officers unless, in any such action, they are adjudged to have acted with gross negligence or willful misconduct. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

Exclusion of Liability

     Pursuant to the Colorado Business Corporation Act, the Company's Articles of Incorporation exclude personal liability for its directors for monetary damages based upon any violation of their fiduciary duties as directors, except as to liability for any breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, acts in violation of Section 7-106-401 of the Colorado Business Corporation Act or any transaction from which a director receives an improper personal benefit. This exclusion of liability does not limit any right which a director may have to be indemnified and does not affect any director's liability under federal or applicable state securities laws.

Conflicts of Interest

     The sole executive officer and director of the Company will not devote more than a portion of his time to the affairs of the Company. There will be occasions when the time requirements of the Company's business conflict with the demands of his other business and investment activities. Such conflicts may require that the Company attempt to employ additional personnel. There is no assurance that the services of such persons will be available or that they can be obtained upon terms favorable to the Company.

     The Company's sole executive officer and director is involved with another blank check company and may, in the future, elect to form one or more additional blind pool or blank check companies with a business plan similar or identical to that of the Company. Any such additional blind pool or blank check companies would also be in direct competition with the Company for available business opportunities.

     Although the Board of Directors of the Company has adopted policy resolutions which will allow for the resolution of potential conflicts of interest in a reasonable fashion, there is no procedure in place which would allow Mr. Huttner to resolve potential conflicts through the vote of a disinterested majority of the Board of Directors. Accordingly, he will be required to use his discretion to resolve them in a manner which he considers appropriate.

     The Company's sole executive officer and director may actively negotiate or otherwise consent to the purchase of a portion of his Common Stock as a condition to, or in connection with, a proposed merger or acquisition transaction. It is anticipated that a substantial premium over the initial cost of such shares may be paid by the purchaser in conjunction with any sale of shares by the Company's officer and director which is made as a condition to, or in connection with, a proposed merger or acquisition transaction. The fact that a substantial premium may be paid to the Company's sole executive officer and director to acquire his shares creates a potential conflict of interest for him in satisfying his fiduciary duties to the Company and its other shareholders. Even though such a sale could result in a substantial profit to him, he would be legally required to make the decision based upon the best interests of the Company and the Company's other shareholders, rather than his own personal pecuniary benefit.

Item 6.  Executive Compensation.

     At inception of the Company, its sole executive officer and director, its Assistant Secretary/Assistant Treasurer and its other principal shareholder each received 500,000 shares of Common Stock, valued at $0.001 per share, as consideration for pre-incorporation services rendered to the Company for investigating and developing the Company's proposed business plan and capital structure and for completing the organization and incorporation of the Company. No officer, director or other shareholder has received any other remuneration. Although there is no current plan in existence, it is possible that the Company will adopt a plan to pay or accrue compensation to its sole executive officer and director for services related to seeking business opportunities and completing a merger or acquisition transaction. (See Item 7, "Certain Relationships and Related Transactions.") The Company has no stock option, retirement, pension or profit-sharing programs for the benefit of directors, officers or other employees, but the sole director of the Company may recommend adoption of one or more such programs in the future.

Item 7. Certain Relationships and Related Transactions.

     Prior to the date of this Registration Statement, the Company issued to its sole executive officer and director, and to its other principal shareholders, a total of 1,500,000 shares of Common Stock as consideration for a total of $1,500 in services, and an additional 1,500,000 shares of Common Stock for $1,500 in cash. Certificates evidencing the Common Stock issued by the Company to these persons have all been stamped with a restrictive legend, and are subject to stop transfer orders by the Company. For additional information concerning restrictions that are imposed upon the securities held by current stockholders, and the responsibilities of such stockholders to comply with federal securities laws in the disposition of such Common Stock, see Item 1, "Description of Business -- Risk Factors - Rule 144 Sales."

     No officer, director, promoter or affiliate of the Company has or proposes to have any direct or indirect material interest in any asset proposed to be acquired by the Company through security holdings, contracts, options or otherwise.

     The Company has adopted a policy under which any consulting or finder's fee that may be paid to a third party for consulting services to assist management in evaluating a prospective business opportunity would be paid in stock or in cash. Any such issuance of stock would be made on an ad hoc basis. Accordingly, the Company is unable to predict whether or in what amount such a stock issuance might be made.

     Although there is no current plan in existence, it is possible that the Company will adopt a plan to pay or accrue compensation to its sole executive officer and director for services related to seeking business opportunities and completing a merger or acquisition transaction.

     The Company maintains a mailing address at the office of its legal counsel, but otherwise does not maintain an office. As a result, it pays no rent and incurs no expenses for maintenance of an office and does not anticipate paying rent or incurring office expenses in the future. It is likely that the Company will establish and maintain an office after completion of a business combination.

     Although management has no current plans to cause the Company to do so, it is possible that the Company may enter into an agreement with an acquisition candidate requiring the sale of all or a portion of the Common Stock held by the Company's current stockholders to the acquisition candidate or principals thereof, or to other individuals or business entities, or requiring some other form of payment to the Company's current stockholders, or requiring the future employment of specified officers and payment of salaries to them. It is more likely than not that any sale of securities by the Company's current stockholders to an acquisition candidate would be at a price substantially higher than that originally paid by such stockholders. Any payment to current stockholders in the context of an acquisition involving the Company would be determined entirely by the largely unforeseeable terms of a future agreement with an unidentified business entity.

Item 8.  Description of Securities.

Common Stock

     The Company's Articles of Incorporation authorize the issuance of 20,000,000 shares of Common Stock. Each record holder of Common Stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote. Cumulative voting for the election of directors is not permitted by the Articles of Incorporation.

     Holders of outstanding shares of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of legally available funds; and, in the event of liquidation, dissolution or winding up of the affairs of the Company, holders are entitled to receive, ratably, the net assets of the Company available to stockholders after distribution is made to the preferred stockholders, if any, who are given preferred rights upon liquidation. Holders of outstanding shares of Common Stock have no preemptive, conversion or redemptive rights. All of the issued and outstanding shares of Common Stock are, and all unissued shares when offered and sold will be, duly authorized, validly issued, fully paid and nonassessable. To the extent that additional shares of the Company's Common Stock are issued, the relative interests of then existing stockholders may be diluted.

Preferred Stock

     The Company's Articles of Incorporation authorize the issuance of 10,000,000 shares of preferred stock. The Board of Directors of the Company is authorized to issue the preferred stock from time to time in series and is further authorized to establish such series, to fix and determine the variations in the relative rights and preferences as between series, to fix voting rights, if any, for each series and to allow for the conversion of preferred stock into Common Stock. No preferred stock has been issued by the Company. The Company anticipates that preferred stock may be utilized in making acquisitions.

Transfer Agent

     The Company is currently serving as its own transfer agent, and plans to continue to serve in that capacity until such time as management believes it is necessary or appropriate to employ an independent transfer agent in order to facilitate the creation of a public trading market for the Company's securities. Since the Company does not currently expect any public market to develop for its securities until after it has completed a business combination, it does not currently anticipate that it will seek to employ an independent transfer agent until it has completed such a transaction.

Reports to Stockholders

         The Company plans to furnish its stockholders with an annual report for each fiscal year containing financial statements audited by its independent certified public accountants. In the event the Company enters into a business combination with another company, it is the present intention of management to continue furnishing annual reports to stockholders. Additionally, the Company may, in its sole discretion, issue unaudited quarterly or other interim reports to its stockholders when it deems appropriate. The Company intends to comply with the periodic reporting requirements of the Exchange Act for so long as it is subject to those requirements.

                                     PART II

Item 1. Market Price and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

     No public trading market exists for the Company's securities and all of its outstanding securities are restricted securities as defined in Rule 144. There were three holders of record of the Company's Common Stock on May 1, 1998. No dividends have been paid to date and the Company's sole director does not anticipate paying dividends in the foreseeable future.

Item 2.  Legal Proceedings.

     The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.

     No director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than 5% of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

Item 3.  Changes in and Disagreements with Accountants.

     Not applicable.

Item 4.  Recent Sales of Unregistered Securities.

         Since April 21, 1997 (the date of the Company's formation), the Company has sold its Common Stock to the persons listed in the table below in transactions summarized as follows:

                         Date of        Shares                Aggregate              Purchase
    Name                   Sale        Purchased           Purchase Price         Price per Share

Frederick A. Huttner     4/22/97        500,000               $500.00(1)               $0.001
                         3/31/98        250,000               $250.00                  $0.001
                         4/23/98        250,000               $250.00                  $0.001

Henry F. Schlueter       4/22/97        500,000               $500.00(1)               $0.001
                         3/27/98        500,000               $500.00                  $0.001

David J. Gregarek        4/22/97        500,000               $500.00(1)               $0.001
                         3/27/98        500,000               $500.00                  $0.001
------------------------------

(1) Consideration consisted of pre-incorporation services, valued at $500.00, rendered to the Company for investigating and developing the Company's proposed business plan and capital structure and for completing the organization and incorporation of the Company.

     All of the listed sales were made in reliance upon the exemption from registration offered by Section 4(2) of the Securities Act. Based upon Purchaser Questionnaires completed by each of the subscribers and the pre-existing relationship between the subscribers and the Company's sole executive officer and director, the Company had reasonable grounds to believe, immediately prior to making an offer to the private investors, and did in fact believe, when such subscriptions were accepted, that such purchasers (i) were purchasing for investment and not with a view to distribution, and (ii) had such knowledge and experience in financial and business matters that they were capable of evaluating the merits and risks of their investment and were able to bear those risks. The purchasers had access to pertinent information enabling them to ask informed questions. The shares were issued without the benefit of registration. An appropriate restrictive legend is imprinted upon each of the certificates representing such shares, and stop-transfer instructions have been entered in the Company's transfer records. All such sales were effected without the aid of underwriters, and no sales commissions were paid.

Item 5.  Indemnification of Directors and Officers.

     The Articles of Incorporation and the Bylaws of the Company, filed as Exhibits 2.1 and 2.2, respectively, provide that the Company will indemnify its officers and directors for costs and expenses incurred in connection with the defense of actions, suits or proceedings where the officer or director acted in good faith and in a manner he reasonably believed to be in the Company's best interest and is a party by reason of his status as an officer or director, absent a finding of negligence or misconduct in the performance of duty.

PART F/S

     The audited financial statements of the Company, and related notes thereto, as of April 30, 1998, and for the period from inception to April 30, 1998, are accompanied by the independent auditors' report and are included herewith commencing at page F-1.

                                    PART III

Item 1.   Index to Exhibits.

     The following Exhibits are filed as part of this Registration Statement.

         Exhibit
          No.                       Document
          ---                       --------

           2.1               Articles of Incorporation
           2.2               Bylaws
           3.1               Specimen Stock Certificate
          27.1               Financial Data Schedule

                                   SIGNATURES


     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  FDH, INC.
                                  (Registrant)


Date:   ___, 1998                  By: /S/   Frederick A. Huttner
                                       -----------------------------------------
                                             Frederick A. Huttner, President,
                                             Secretary, Treasurer and Director

                         REPORT OF INDEPENDENT AUDITORS


Shareholders and Board of Directors
FDH, Inc.


We have audited the accompanying balance sheet of FDH, Inc. (a development stage company) as of April 30, 1998, and the related statements of operations, stockholders' equity, and cash flows for the period from April 21, 1997 (date of inception) to April 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FDH, Inc. (a development stage company) as of April 30, 1998 and the results of its operations, and its cash flows for the period from April 21, 1998 (date of inception) to April 30, 1998 in conformity with generally accepted accounting principles.




                                       James E. Scheifley & Associates, P.C.
                                       Certified Public Accountants




Denver, Colorado
May 13, 1998



                                     -F-1-

                                    FDH, Inc
                          (A Development Stage Company)
                                  Balance Sheet
                                 April 30, 1998


                                     ASSETS
                                     ------
                                                                          1998
                                                                        -------
Current assets:

  Cash                                                                  $ 2,002
                                                                        -------
      Total current assets                                                2,002

                                                                        $ 2,002
                                                                        -------

                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------


Current liabilities:

  Due to officer                                                            500
                                                                        -------
            Total current liabilities                                       500

Commitments and contingencies

Stockholders' equity:
 Preferred stock, $.001 par value
  10,000,000 shares authorized                                             --

 Common stock, $.001 par value,
  20,000,000 shares authorized,
  3,000,000 shares
  issued and outstanding                                                  3,000
 (Deficit) accumulated during
  development stage                                                      (1,498)
                                                                        -------
                                                                          1,502
                                                                        -------
                                                                        $ 2,002
                                                                        =======




                See accompanying notes to financial statements.



                                     -F-2-

                                    FDH, Inc
                          (A Development Stage Company)
                             Statement of Operations
        For the Period From Inception (April 21, 1997) to April 30, 1998


                                                                    Period From
                                                                    Inception To
                                                                      April 30,
                                                                        1998
                                                                    ------------

Operating expenses                                                  $     1,500
                                                                    -----------
(Loss from operations)                                                    1,500

Interest income                                                              (2)
                                                                    -----------
Net (loss)                                                          $    (1,498)
                                                                    -----------

Per share information:
 Basic (loss) per common share                                      $     (0.00)
                                                                    -----------

 Weighted average shares outstanding                                  3,000,000
                                                                    ===========






                 See accompanying notes to financial statements.



                                     -F-3-

                                    FDH, Inc
                          (A Development Stage Company)
                  Statement of Changes in Stockholders' Equity
        For the Period From Inception (April 21, 1997) to April 30, 1998


                                                          Deficit
                                                        Accumulated
                                    Common Stock           During
                                   ----------------     Development
   ACTIVITY                        Shares    Amount        Stage         Total
   --------                        ------    ------        -----         -----

Balance at inception                  --     $    --     $    --      $    --

Shares issued for services
  April, 1997 @ $.001            1,500,000       1,500        --          1,500
Shares issued for cash
  March, 1998 @ $.001            1,250,000       1,250        --          1,250
  April, 1998 @ $001               250,000         250        --            250

Net (loss) for the period
 ended April 30, 1998                 --          --        (1,498)      (1,498)
                                 ---------   ---------   ---------    ---------

Balance, April 30, 1998          3,000,000   $   3,000   $  (1,498)   $   1,502
                                 =========   =========   =========    =========




                 See accompanying notes to financial statements.



                                     -F-4-

                                    FDH, Inc
                          (A Development Stage Company)
                             Statement of Cash Flows
        For the Period From Inception (April 21, 1997) to April 30, 1998


                                                                Period From
                                                                Inception To
                                                                 April 30,
                                                                   1998
                                                                ------------

Net income (loss)                                                 $(1,498)
  Adjustments to reconcile net income to net
   cash provided by operating activities:
   Services provided for common stock                               1,500
                                                                  -------
  Total adjustments                                                 1,500
                                                                  -------
  Net cash provided by (used in)
   operating activities                                                 2


Cash flows from financing activities:
   Common stock sold for cash                                       1,500
   Advance from officer                                               500
                                                                  -------
  Net cash provided by (used in)
   financing activities                                             2,000
                                                                  -------

Increase (decrease) in cash                                         2,002
Cash and cash equivalents,
 beginning of period                                                 --
                                                                  -------
Cash and cash equivalents,
 end of period                                                    $ 2,002
                                                                  =======


                 See accompanying notes to financial statements.



                                     -F-5-

                                    FDH, Inc
                          (A Development Stage Company)
                             Statement of Cash Flows
        For the Period From Inception (April 21, 1997) to April 30, 1998

                                                       Period From
                                                       Inception To
                                                        April 30,
                                                           1998
                                                       ------------
Supplemental cash flow information:
   Cash paid for interest                                $  --
   Cash paid for income taxes                            $  --










                 See accompanying notes to financial statements.



                                     -F-6-

                                    FDH, Inc.
                          (A Development Stage Company)
                          Notes to Financial Statements


Note 1. ORGANIZATION

The Company was incorporated on April 21, 1997, in the State of Colorado. The Company is in the development stage and its intent is to locate suitable business ventures to acquire. The Company has had no significant business activity to date and has chosen April 30th as a fiscal year end.

                         SIGNIFICANT ACCOUNTING POLICIES

Estimates
The preparation of the Company's financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Fair Value of Financial Instruments
The Company's short-term financial instruments consists of cash. The carrying amounts of the Company's financial instruments approximate fair value because of their short-term maturities. Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of cash. During the period presented the Company did not maintain cash deposits at financial institutions in excess of the $100,000 limit covered by the Federal Deposit Insurance Corporation. The Company does not hold or issue financial instruments for trading purposes nor does it hold or issue interest rate or leveraged derivative financial instruments.

Net loss per share
In February 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128, "Earnings Per Share." SFAS No. 128 supersedes and simplifies the existing computational guidelines under Accounting Principles Board ("APB") Opinion No. 15, "Earnings Per Share."

The statement is effective for financial statements issued for periods ending after December 15, 1997. Among other changes, SFAS No. 128 eliminates the presentation of primary earnings per share and replaces it with basic earnings per share for which common stock equivalents are not considered in the computation. It also revises the computation of diluted earnings per share. The Company has adopted SFAS No. 128 and there is no material impact to the Company's earnings per share, financial condition, or results of operations. The Company's earnings per share have been restated for all periods presented to be consistent with SFAS No. 128.




                                     -F-7-

The basic loss per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding for the period. When present, common stock equivalents are excluded from the computation if their effect would be anti-dilutive. Shares issued at inception are considered to be outstanding for the entire period presented.

Cash and cash equivalents
Cash and cash equivalents consist of cash and other highly liquid debt instruments with an original maturity of less than three months.

Recent Pronouncements
SFAS No. 130, "Reporting Comprehensive Income", establishes guidelines for all items that are to be recognized under accounting standards as components of comprehensive income to be reported in the financial statements. The statement is effective for all periods beginning after December 15, 1997 and reclassification of financial statements for earlier periods will be required for comparative purposes. To date, the Company has not engaged in transactions which would result in any significant difference between its reported net loss and comprehensive net loss as defined in the statement.


Note 2. STOCKHOLDERS' EQUITY

During the period covered by these financial statements the Company issued securities in reliance upon an exemption from registration with the Securities and Exchange commission. Although the Company believes that the sales did not involve a public offering and that it did comply with the exemptions from registration, it could be liable for rescission of said sales if such exemption was found not to apply. The Company has not received a request for rescission of shares nor does it believe that it is probable that its shareholders would pursue rescission nor prevail if such action were undertaken.

At inception, the Company issued 1,500,000 shares of common stock to certain individuals, including its officers, for services provided in connection with the organization of the Company. Fair value used for this transaction of $.001 per share is based upon the estimated value to the Company of the services provided. The value of the services has been charged to operations for the period ended April 30, 1998. Additionally, the Company sold an aggregate of 1,500,000 to these individuals for cash at $.001 per share during the period ended April 30, 1998.






                                     -F-8-

Note 3. OFFICER ADVANCE

During April 1998, an officer of the Company made an advance to the Company of $500. The advance was repaid during May 1998.


Note 4. INCOME TAXES

Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classifications of the assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse. The deferred tax asset related to the operating loss carryforward has been fully reserved.

The Company has not provided current or deferred income taxes for the period presented due to a loss from operations.

The Company currently has a net operating loss carryforward aggregating approximately $1,500 which expires in 2013. The tax benefit of the loss, estimated to be approximately $225, has been fully reserved as its realization in future periods is not assured.




                                     -F-9-